Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides preliminary 2011 results and 2012 outlook

Announces capital and project optimization process

Toronto, Ontario, January 16, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) today provided its preliminary operating results for the full-year 2011 and outlook for 2012, and announced a project optimization process to improve capital allocation, project sequencing, and investment returns.

 (This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information on page 6 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

2011 preliminary results

Kinross’ 2011 full-year production1 is expected to be approximately 2.6 million gold equivalent ounces, within the previously-stated guidance range. The Company’s average 2011 production cost of sales is expected to be approximately $600 per gold equivalent ounce2, within the previously-stated guidance range.

2012 outlook

In 2012, Kinross expects to produce approximately 2.6-2.8 million gold equivalent ounces from its current operations. Production cost of sales per gold equivalent ounce is expected to be in the range of $670-715 for 2012.

The Company has prepared forecasts for 2012 production and average production cost of sales on both a gold equivalent and by-product accounting basis, as summarized in the table below:

Accounting basis	2012 (forecast)
Gold equivalent basis
Production (gold equivalent ounces)	2.6-2.8 million
Average production cost of sales per gold equivalent ounce	$670-715
By-product basis
Gold ounces	2.5-2.6 million
Silver ounces	7.5-8.0 million
Average production cost of sales per gold ounce	$620-665

1 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and 90% of Chirano production.
2 Production cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements less depreciation and amortization divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder (to April 27, 2011) and Chirano sales to a 10% minority interest holder.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Production is expected to be affected positively in 2012 by the planned acceleration of Fort Knox heap leach throughput, expected full-year operation of the third ball mill at Paracatu, and forecast increased production at Tasiast  further to completion of the initial expansion phase. These expected gains are anticipated to be partially offset by a planned decline in grades, particularly at Kupol and Kettle River-Buckhorn. The 2012 production cost of sales per gold equivalent ounce is expected to increase due to anticipated higher consumable and labour costs, and an expected decline in grades at certain existing mines.

The following table provides a summary of the 2012 production and production cost of sales forecast by region:

Region	Forecast 2012 production (gold equivalent oz)	Percentage of total production3	Cost of sales ($ per Au equivalent oz)
South America	930,000-1,030,000	36%	780-850
North America	620,000-660,000	24%	620-660
West Africa (attributable)	500,000-560,000	20%	740-800
Russia	525,000-565,000	20%	470-495
Total	2.6-2.8 million	100%	670-715

Material assumptions used to forecast 2012 production cost of sales are as follows:
●	a gold price of $1,500 per ounce,
●	a silver price of $30 per ounce,
●	an oil price of $95 per barrel,
●	foreign exchange rates of:
o	1.75 Brazilian reais to the U.S. dollar,
o	1.00 Canadian dollar to the U.S. dollar,
o	30 Russian roubles to the U.S. dollar,
o	500 Chilean pesos to the U.S. dollar,
o	1.60 Ghanaian cedi to the U.S. dollar,
o	285 Mauritanian ouguiya to the U.S. dollar, and
o	1.35 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $5 impact on our production cost of sales per ounce4, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2012 are forecast to be approximately $2.5 billion. Of this amount, capital expenditures at existing operations are expected to be approximately $1.2 billion, as summarized in the table below (all figures in millions of dollars):

3 The percentages are calculated based on the mid-point of regional 2011 forecast production.
4 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

REGION		EXISTING MINES		OTHER4	TOTAL
	Mine development1	Sustaining2	Enhancements3
South America	65	310	150	15	540
North America	100	40	40	10	190
West Africa	105	140	70	60	375
Russia	15	20	5	15	55
Corporate	0	0	0	10	10
TOTAL	285	510	265	110	1,170
1.   “Mine development” includes underground development and open pit waste stripping.
2.   “Sustaining” includes mine equipment ($30M) in North America; Paracatu tailings facilities ($150M, $100M of which is initial construction capital for the Eustaquio dam), as well as processing maintenance and equipment ($50M), mine maintenance and equipment ($35M) and site infrastructure ($45M) in South America; Kupol mine equipment ($10M) and tailings facilities ($5M) in Russia; West Africa tailings facilities ($50M, $30M of which is initial construction capital for Tasiast starter tailings dam), mine maintenance and equipment ($25M), processing maintenance and equipment ($20M) as well as site infrastructure and other ($40M) in West Africa.
3.   “Enhancements” include Fort Knox heap leach acceleration ($30M) in North America; Paracatu fourth ball mill ($60M) and site infrastructure ($50M), Maricunga SART plant ($30M) and Maricunga leach pad construction ($10M) in South America; Kupol all-season road construction ($5M) in Russia; Tasiast site infrastructure ($30M), existing mill upgrade ($20M) and primary crusher upgrade ($15M) and Chirano processing upgrades ($5M) in West Africa.
4.   “Other” includes $35 million of capitalized exploration and $55 million of capitalized interest, as well as corporate and regional office capital.

The Company anticipates capital expenditures in 2012 of approximately $1.3 billion related to growth projects, primarily for Tasiast, subject to the capital and project optimization process described below.

The 2012 forecast for exploration and business development expenses is approximately $255 million, of which $185 million is forecast for exploration. Capitalized exploration is forecast to be $35 million, for total 2012 forecast exploration expenditures of $220 million.

Other operating costs are forecast to be $70 million, of which $35 million are costs related to the Tasiast expansion that cannot be capitalized. General and administrative expense is forecast to be approximately $180 million. Included in the expenses listed above is approximately $50 million related to equity-based compensation. The Company’s tax rate in 2012 is forecast to be in the range of 31%-37% and depreciation, depletion and amortization is forecast to be approximately $200 per gold equivalent ounce.

Capital and project optimization

The Company’s three major growth projects at Tasiast, Fruta del Norte (FDN), and Lobo-Marte will require significant capital expenditures over the next several years. In view of the industry-wide escalation in project capital and operating costs, and given the Company’s increased understanding of the Tasiast orebody and potential for alternative mining and processing rates and sequences, Kinross has elected to conduct a comprehensive capital and project optimization process with the aim of improving capital efficiency, project sequencing, and investment returns. The objectives of the project optimization process are to efficiently advance development of these three projects, generate enhanced returns on capital, and maximize shareholder value, while maintaining a strong balance sheet and investment grade ratings.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The optimization process could result in a revision of previously-disclosed scoping and pre-feasibility level assumptions and forecasts, including those related to project sequencing and start-up dates for Lobo-Marte, FDN and Tasiast, production forecasts, mining and processing rates, and capital requirements. The Company continues to advance feasibility work on its major development projects, but currently expects that the timetables for the Lobo-Marte, FDN and Tasiast feasibility studies will be extended.

As part of the optimization process, Kinross will explore project development alternatives to those included in the original Tasiast scoping study, with the objective of improving project economics and reducing overall project execution risk.  This will include an assessment of various ore processing options – milling, heap leaching and different combinations of both – which have emerged from the following recent analysis of infill drilling:

■
The infill drilling program has provided a better understanding of the geology and distribution of the gold mineralization, including the presence of a higher-grade core and significant tonnage of lower-grade halo material which may be better suited for a heap leaching program.

■
The distribution of mineralization within the orebody indicates that near-surface lower-grade material may be more profitably developed with less capital intensive heap leaching in combination with carbon-in-leach (CIL) milling.

■	Engineering analysis indicates that heap leaching may offer significant benefits if developed early in the Tasiast expansion sequence.

Based on these preliminary assessments, the Company believes that six to nine months of additional analysis and planning are required in order to determine the optimum processing mix for the Tasiast deposit, and the timing for developing those processing alternatives.

At Fruta del Norte, discussions with the Ecuadorian government are ongoing in order to advance negotiation of the definitive exploitation and investment protection agreements. Kinross continues to explore options to optimize capital allocation and improve overall project economics prior to finalizing the project feasibility study and completing the exploitation and investment protection agreements.

The Company will provide an update on the capital and project optimization process concurrent with its year-end mineral reserves and mineral resources update and release of Q4 and year-end operating and financial results on February 15, 2012.

Goodwill impairment assessment

As required by International Financial Reporting Standards, the Company is in the process of carrying out its annual impairment assessment and expects to release the results of this assessment with its year-end financial results. In view of the Company’s evolving understanding of Tasiast project parameters, and market conditions, including  industry-wide increases in capital and operating costs, the Company expects to record a material non-cash accounting charge, primarily relating to the goodwill recorded for the Tasiast mine in connection with the 2010 Red Back acquisition. As disclosed in the 2011 third quarter financial statements, as at September 30, 2011, the book value of total assets of Tasiast was $7.1 billion, of which $4.6 billion was goodwill. The Company has not finalized the Tasiast feasibility study or mine plan, and drilling results processed to date continue to demonstrate significant exploration potential supporting a world class mine.

p. 4 Kinross provides preliminary 2011 results and 2012 outlook	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Tuesday, January 17, 2012 at 8:30 a.m. ET, including a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

2011 Q4/year-end announcement schedule

Kinross will release its financial statements and operating results for the fourth quarter and full-year 2011 on Wednesday, February 15, 2012, after market close. In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 16, 2012 at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session.

The call-in numbers for Kinross’ 2011 Q4/year-end results  conference call are as follows:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference calls on a listen-only basis via webcast on our website at www.kinross.com. The audio webcasts will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including but not limited to any information as to the expected financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995, and are based on assumptions, expectations, estimates, projections and understandings as of the date of this news release. Forward-looking statements in this news release include, without limitation, future or possible events, statements with respect to future or possible events, and expected production and cost of sales levels, final 2011 and anticipated 2012 capital expenditure and operating cost levels, the forecast 2012 tax rate, and the outcome of the Company`s capital and project optimization process. The words “aims”, “anticipates”, “expects’’, “estimate’’, ‘‘forecast’’, “guidance”, “intend”, “objective” or variations of such words and phrases or statements that certain actions, events or results “may”, “could” or “will” be, occur, result or be taken, achieved or provided in the future, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect.  The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth in this news release and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis, as well as : (1) there being no significant disruptions affecting the operations of the Company, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross‟ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross‟ current expectations; (5) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (6) the viability, permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (9) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (10) certain price assumptions for gold and silver, and natural gas, fuel oil, electricity and other key supplies, being approximately consistent with the Company’s expectations; (11) production, cost of sales and capital expenditure estimates and forecasts for the Company meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (14) access to debt capital markets, including but not limited to securing project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Although Kinross believes that the assumptions made and the expectations represented by the forward-looking statements and information set forth in this news release are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as natural gas, diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in the technical information and mine expansion planning data available with respect to the Tasiast project; changes in national and local government legislation, taxation, royalties, controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; changes in costs and estimates associated with our projects; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these risks, uncertainties, contingencies and factors can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Cautionary Statement” and ‘‘Risk Factors’’ sections of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information
Where we say ‘‘we’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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